SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

             INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
           TO   240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  240.13D-2(A)


                               NOVAGEN SOLAR INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   66988G101
                                 (CUSIP Number)

                               Novagen Solar Inc.
                               Attn: Thomas Mills
                          1440-3044 Bloor Street West
                              Toronto, ON  M8X 2Y8
                                 (647) 628-5375
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 27, 2010
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box.  [   ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D

1     NAME OF REPORTING PERSONS:                            1514768 ALBERTA LTD.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):            N/A

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [    ]

                                                                      (b) [    ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*                                                        WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                         [   ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION:                              ALBERTA

NUMBER OF SHARES       7     SOLE VOTING POWER                        15,738,800

BENEFICIALLY OWNED BY  8     SHARED VOTING POWER                               0

EACH REPORTING         9     SOLE DISPOSITIVE POWER                   15,738,800

PERSON WITH            10    SHARED DISPOSITIVE POWER                          0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   15,738,800

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [   ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  36.0%

14     TYPE OF REPORTING PERSON*                                              CO

--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

1514768 Alberta Ltd. entered into an agreement of purchase and sale with Fahrinsland Capital LLC dated as of May 18, 2011, pursuant to which the Reporting Person acquired 15,738,800 shares of the Issuer's common stock (the "Shares") from Fahrinsland in exchange for $157,388 in cash paid from the working capital of 1514768 Alberta Ltd.

This Schedule 13D (this "Schedule 13D") is being filed by 1514768 Alberta Ltd. to disclose its beneficial ownership of 36.0% of the Issuer's outstanding Common Stock.

On June 27, 2011, Fidel Thomas surrendered his controlling interest in 1514768 Alberta Ltd. and resigned as its director and officer. This amended Schedule 13D is being filed to reflect the change in ownership of 1514768 Alberta Ltd.

ITEM 1.     SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $0.0001 ("Common Stock") of Novagen Solar Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1440-3044 Bloor Street West, Toronto, ON M8X 2Y8.

ITEM 2.     IDENTITY AND BACKGROUND.

This Schedule 13D is being filed by 1514768 Alberta Ltd., an Alberta company formed to hold investments (the "Reporting Person").

The principal business address of the Reporting Persons is 597 Regal Park NE, Calgary, AB T2E 0S6.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding, nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All funds paid by the Reporting Person to Fahrinsland Capital LLC for the Shares came from the working capital of the Reporting Person The Reporting Person did not borrow any funds to acquire any of the securities.

ITEM 4.     PURPOSE OF TRANSACTION.

The Reporting Person acquired the Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Company.

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs
(a)-(j) of Item 4 of Schedule 13D. The Reporting Person has not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Shares reported herein. The Reporting Person intends to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board of Directors, other shareholders of the Company and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Person's investment in the Shares, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it may deem appropriate, including, without limitation, purchasing additional Shares or selling some or all of its Shares, engaging in hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

As of May 18, 2011, the Reporting Person beneficially owned 15,738,800 Shares, constituting 36.0% of the Issuer's outstanding common stock, based on 43,675,900 issued and outstanding shares of Common Stock as of March 31, 2011, as reported in the Issuer's Quarterly Financial Report on Form 10Q that was filed with the Securities and Exchange Commission on May 11, 2011.

The Reporting Person has the sole power to vote or dispose of all of the Shares.

On May 16, 2011, the Reporting Person. sold 2,110,000 shares of the common stock of the Issuer in a private transaction with an unrelated third party at a price of $0.01 per share. The Reporting Person did not otherwise engage in any transactions involving the Issuer's common stock in the sixty days prior to May 18, 2011.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Securities Purchase Agreement attached as Exhibit 10.1, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1 - Securities Purchase Agreement dated May 18, 2011 between 1514768 Alberta Ltd. and Fahrinsland Capital LLC.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


Dated:  July 6, 2011

                                                         1514768 Alberta Ltd.


                                                         /s/ John Allen
                                                         John Allen
                                                         President